The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49279

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2019 AND ENDING 03/31/2020

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DMK Advisor Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7114 West Jefferson Ave #305

(No. and Street)

Lakewood   CO   80235

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter B Galligan   (303) 984-2558

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – if individual, state last, first, middle name)

4601 DTC Boulevard Ste 700   Denver   CO   80237

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold Schwartz _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DMK Advisor Group, Inc. _____, as of March 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Chairman of The Board
Title

James L. Miles
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG210264
Expires 4/23/2022

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DMK ADVISOR GROUP, INC.

CONTENTS



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
DMK Advisor Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DMK Advisor Group, Inc. (the "Company") as of March 31, 2020, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as DMK Advisor Group, Inc.'s auditor since 1996.

Denver, Colorado
June 12, 2020

DMK ADVISOR GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2020

ASSETS

Cash and cash equivalents (Note 1)	$	119,621
Rent deposit		1,780
Deposit with clearing broker		26,075
Due from clearing broker		13,837
Commission receivable non broker		260,344
Operating Lease-right of use assets		75,608
Total assets	$	**497,265**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$	255,659
Accounts payable and accrued expenses		25,475
Operating Lease Liability		75,608
Total liabilities		356,742

COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)

SHAREHOLDER'S EQUITY (Note 3):

Common stock, par value $.001 per share; 800,000 shares authorized;	
800,000 shares issued and outstanding	800
Additional paid-in capital	185,457
Deficit	(45,734)
Total shareholder's equity	140,523
Total liabilities and shareholder's equity	$ 497,265

The accompanying notes are an integral part of this statement.

DMK ADVISOR GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2020

REVENUE:

Commissions	$	1,407,661
Advisory fees		981,635
Other income		18,041
Total revenue		2,407,337

EXPENSES:

Commissions, salaries and benefits	2,076,440
Dues and assessments	14,245
General and administrative expenses	70,326
Occupancy and equipment expenses	25,360
Depreciation Expense	1,268
Clearing expenses	94,671
Consulting Expense	21,791
Professional fees	31,338
Communications	24,424
Total expenses	2,359,863

INCOME BEFORE INCOME TAXES		47,474
Provision for income taxes (Note 2)		-
NET INCOME	$	47,474

The accompanying notes are an integral part of this statement.

| | Common Stock | | Additional Paid-In | Deficit |
	Shares	Amount	Capital	
BALANCES, March 31, 2019	800,000	$ 800	$ 172,845	$ (93,208)
Contribution			$ 12,612	
Net Profit	-	-	-	47,474
BALANCES, March 31, 2020	**800,000**	**$ 800**	**$ 185,457**	**$ (45,734)**

The accompanying notes are an integral part of this statement.

DMK ADVISOR GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2020

CASH FLOWS TO OPERATING ACTIVITIES:

Net Income	$	47,474
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation expense	$	1,268
Decrease in due from clearing broker		10,218
Increase in commission receivable non broker		(44,694)
Increase in commissions payable		12,265
Decrease in accounts payable and accrued expenses		(1,269)
Net cash flows used in operating activities		25,262

CASH FLOWS FROM INVESTING ACTIVITIES:

Loss on Disposal of Equipment	3,364

CASH FLOWS FROM FINANCING ACTIVITIES:

Contributions	12,612

NET INCREASE IN CASH AND CASH EQUIVALENTS		41,238
CASH AND CASH EQUIVALENTS, beginning of year		78,383
CASH AND CASH EQUIVALENTS, end of year	$	**119,621**

SUPPLEMENTAL INFORMATION OF NON-CASH ACTIVITY:

Right of use asset obtained in exchange for lease obligations	$	110,504

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Stephen A. Kohn & Associates, Ltd., (the "Company") was incorporated in Colorado on April 23, 1996. On December 31,2019 the firm was sold and subsequently changed its name to DMK Advisor Group, Inc. DMK operates as a securities broker-dealer dealing mainly in mutual funds, advisory fees and insurance related products. In addition, the Company may purchase and sell common stock on behalf of its customers and receives fees for participating in private placements.

Clearing Agreement

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Revenue Recognition

The Company records security transactions on a trade date basis. Commission revenue and related expenses have been recorded on a trade date basis. Advisory fees and other revenue is recognized when earned.

The Company believes that its performance obligation is the sale of securities to customers and as such this is fulfilled on the trade date.

Depreciation

The Company provides for depreciation of computers and equipment on a straight-line basis over the estimated lives of the related assets ranging from 3 to 7 years.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Classification Topic 740-10, *Accounting for Income Taxes*. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company adopted Financial Accounting Standards Board Accounting Standards Codification Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2016. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended March 31, 2020.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(concluded)*

Valuation of Securities (Concluded)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company did not hold any securities as of March 31, 2020.

New Accounting Standards

In January 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)". This standard requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified approach. ASU 2016-02 is effective for fiscal years, and interim periods within those years, beginning after December 31, 2018. ASU 2016-02 was adopted for the current year and the amounts were recorded on the Company's financial statements.

On December 18, 2019, the FASB issued Accounting Standard Update ("ASU") 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-18") which modifies ASC Topic 740, Accounting for Income Taxes ("ASC 740") to simplify the accounting for income taxes. ASU 2019-12 amends ASC 740 to specify that an entity is not required to allocate income tax expense to the separate company financial statements of a legal entity that is part of the group that files a consolidated tax return when that entity is both not subject to tax and disregarded by the taxing authority, but an entity may elect to do so. The guidance is effective for the Company for fiscal years beginning after December 15, 2021, with early adoption permitted. Since the Company plans to file as an S-Corporation the Company does not believe that this standard will have any impact on the Company's financial statements.

NOTE 2 -   INCOME TAXES

As of March 31, 2020, the Company did not have any remaining net operating loss carryforward for income tax and financial reporting purposes. The Company subsequent to December 31, 2019 filed for S Corp election and changed its Tax year-end to December 31 each year. The Company will file a short year return for December 31, 2019

The Company would have a potential tax liability if the Company were to sell in within 5 years of the date it has switched to an S-Corp. The Company would be taxed as if it had not made the S-Corp election until that 5-year waiting period is up.

NOTE 3 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2020, the Company had net capital and net capital requirements of $106,452, and $18,742 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.64 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company adopted the new guidance for leases under FASB Accounting Standards Update 2016-02, Leases (Topic 842) prospectively effective April 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liability is shown as finance lease payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

There are several elections the Company may choose to utilize, simplifying the adoption process. Here are; the practical expedients, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option.

NOTE 4 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS (continued)

The package of practical expedient has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

For short-term leases, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight-line basis and recognize variable lease payments, if any, as they are incurred. The Company elected not to apply the recognition requirements to leases classified as short term.

The Company has an operating lease for office space.

NOTE 4 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS (concluded)

The components of lease expense for the year ended March 31, 2020 were as follows:

Operating lease costs:	
Amortization of right-of-use assets	$ 34,896
Interest on operating lease liabilities	1,528
Total operating lease costs	$ 36,424

Supplemental Statement of Financial Condition at March 31, 2020, relating to leases was as follows:

Operating Leases:	
Right of use assets	$ 110,504
Accumulated amortization	34,896
Right of use assets, net	$ 75,608
Operating lease liabilities	$ 75,608

Weighted Average Remaining Lease Term	
Operating leases	2.167 years
Weighted Average Discount	
Operating leases	2.75%

Maturity of lease liability at March 31, 2020, was as follows:

Year	Operating Leases
2020	36,046
2021	36,046
2022	6,007
Total lease payments	78,099
Less amount representing interest	(2,491)
	$ 75,608

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a broker and deals primarily in stocks, bonds and mutual funds, which it buys and sells on behalf of its customers on a fully disclosed basis.

In the normal course of business, the Company's client activities ("Clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company is involved in a dispute arising in the normal course of business, which is indeterminable. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in this matter, but it is not feasible to predict the final outcome at the present time.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, due from clearing broker, deposit with clearing broker, commission receivable non broker, commissions payable, accounts payable and accrued expenses, are carried at amounts which approximate fair value due to their short maturities.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. No such Events were noted other than the following:

Subsequent there has been a global outbreak of a coronavirus disease 2019 (COVID-19), which the World Health Organization has declared a pandemic. At the time of the issuance of this report, the direct and indirect impacts that the COVID-19 pandemic and recent market volatility may have on the Company's financial statements are uncertain. The Company is unaware of any known material risk to the stability of its financial statements caused by these uncertainties and the effect they may have on customers and counterparties

On April 21, 2020 The company received a Paycheck Protection Loan in the amount of $63,628 from the Small Business Administration (SBA). At the time of issuance of these financial statements it is not clear if any of this money will be treated as a grant or if 100% will need to be repaid to the SBA. Typical terms for SBA loans are interest to accrue at 1% and the Paycheck protection Loan is due to be paid back in 24 months.

SUPPLEMENTARY INFORMATION

DMK ADVISOR GROUP, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
MARCH 31, 2020

CREDIT:

Shareholder's equity	$	140,523

DEBIT:

Non-allowable assets:

Commissions receivable non broker, net of commissions payable	32,291
Rent deposit	1,780

NET CAPITAL   106,452

Minimum requirements of 6-2/3% of aggregate indebtedness of
$281,134 or $5,000, whichever is greater   18,742

Excess net capital $ 87,710

AGGREGATE INDEBTEDNESS:

Commissions payable	$	255,659
Accounts payable and accrued expenses		25,475

TOTAL AGGREGATE INDEBTEDNESS $ 281,134

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   2.64 to 1

See Report of Independent Registered Public Accounting Firm.

Note: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of March 31, 2020



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
DMK Advisor Group, Inc.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) DMK Advisor Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) and (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
June 12, 2020



DMK ADVISOR GROUP, INC.

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of DMK Advisor Group, Inc. (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i), and(k)(2)(ii) for the fiscal year ended March 31, 2020. This sub paragraph states:

(k)   EXEMPTIONS

(2)   The provisions of this rule shall not be applicable to a broker or dealer:

(i)   Who, for its sales of securities issued by private funds or a public, continuously-offered closed end fund, the company as a broker-dealer, carried no margin accounts, promptly transmitted all customer funds and securities received, did not otherwise hold or owe money or securities to customers, and effectuated financial transactions with customers through one or more bank accounts designated as a special account for the exclusive benefit of customers.

(ii)   Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

_____

Harold Schwartz
Chairman

 SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
DMK Advisor Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2020, which were agreed to by DMK Advisor Group, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2020, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).



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We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
June 12, 2020

DMK AVISOR GROUP, INC.

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
MARCH 31, 2020

General Assessment per Form SIPC-7, including interest	$	3,469
Less payment made with Form SIPC-6		1,566
Amount paid with Form SIPC-7	$	1,903

See Report of Independent Registered Public Accounting Firm